As Filed with the Securities and Exchange Commission on August 30, 2004
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc. and Subsidiaries	OF
File No. 70-9947	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. § 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The Order directs that PHI file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter.

This Certificate of Notification reports transactions for the period April 1, 2004 through June 30, 2004.
Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.
1.	Sales of common stock or preferred securities by PHI and the purchase price per share and the market price per share at the date of the agreement of sale.
None.
2.

Total number of shares of PHI common stock issued during the period under employee benefit plans and dividend reinvestment plans and the number of shares issuable under options granted during the period under employee benefit plans.

Shares Issued	Shares Issuable under Options Granted
439,810	103,872(1)
(1)	Represents number of previously issued options that vested during the period. No new options were granted during the period.
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3.	The number of shares of PHI common stock issued for acquisitions, the value per share and any restrictions thereon in the hands of the acquirer.
None
4.	A list of guarantees issued during the period, including the name of the guarantor, the name of the beneficiary and the amount of the guarantee.
Guarantor	Beneficiary	Amount of Guarantee ($thousands)	Type of Guarantee
PHI	Conectiv Energy Supply, Inc.	40,906 (1)	Payment/Trading
Potomac Capital Investment Corporation	Aircraft International Management Company	3,132 (1)	Payment
Potomac Capital Investment Corporation	PCI Air Management Corporation	1,942 (1)	Payment
(1)	Represents increase since 3/31/04
5.	The amount and terms of any PHI indebtedness or debt issued under the Genco limit during the period.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)	Maturity Date
Conectiv Bethlehem, LLC	4/8/04	*	(1)*	6/30/06 (2)
Pepco Holdings, Inc.	Various	*	(1)*	Various
(1)	Weighted average interest rate at 6/30/04
(2)	Credit facility was converted to a term loan as of June 30, 2004. The term of the new financing arrangement is two years.
*	Confidential treatment requested.
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6.	Amount and terms of short-term debt issued during the period by any jurisdictional Utility Subsidiary of PHI.
Issuer	Amount Issued ($)	Interest Rate (%)
Delmarva Power & Light Company	116,354,999(1)	1.47 (2)
Potomac Electric Power Company	85,467,377(1)	1.47 (2)
(1)	Balance at 6/30/04
(2)	Weighted average interest rate at 6/30/04
7.	Amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under Rule 52.
Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)
Conectiv	Various	64,664,079 (2)	1.47(3)
Conectiv Atlantic Generation, LLC	Various	(2)*	(3)*
Conectiv Bethlehem, LLC	Various	(2) (4)*	(3)*
Conectiv Energy Holding Company	Various	(2)*	(3)*
Conectiv Energy Supply, Inc.	(1)	(1)	(1)
Conectiv Mid Merit, LLC	Various	(2)*	(3)*
Conectiv Pennsylvania Generation, LLC	Various	(2)*	(3)*
Delaware Operating Services Company	(1)	(1)	(1)
Pepco Energy Services, Inc.	(1)	(1)	(1)
PHI Service Company	Various	16,365,369 (2)	1.47(3)
(1)	To be reported on Form U-9C-3 for Pepco Holdings, Inc.
(2)	Balance at 6/30/04
(3)	Weighted average interest rate at 6/30/04
(4)	Excludes Genco debt reported in Item 5 above
*	Confidential treatment requested.
8.	Notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges during the period and the identity of the other parties thereto.

In June, 2002, Conectiv Bethlehem, LLC entered into an interest rate swap with Credit Suisse First Boston to hedge 75% of the variable rate debt borrowed under a credit agreement related to the construction of mid-merit generation plants. At June 30, 2004, the notional amount of the swap agreement was $273.8 million.

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9.	List of U-6B-2 forms filed with the Commission during the period, including the name of the filing entity and the date of filing.
Filing Entity	Filed on Behalf of:	Date of Filing
PHI	Aircraft International Management Co.	8/30/04
PHI	ATE Investment, Inc.	8/30/04
PHI	Atlantic City Electric Company	8/30/04
PHI	Atlantic Southern Properties, Inc.	8/30/04
PHI	Conectiv Properties and Investments, Inc.	8/30/04
PHI	PCI-BT Investing LLC	8/30/04
10.

Consolidated balance sheet as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the period.

FS-1	Balance Sheet of PHI and Subsidiaries as of June 30, 2004 (incorporated by reference to the filing of PHI's Quarterly Report on Form 10-Q for the quarter ended June 20, 2004)
FS-2	Balance Sheet of PHI as of June 30, 2004
FS-3

Balance Sheet of Potomac Electric Power Company as of June 30, 2004 (incorporated by reference to the filing of Potomac Electric Power Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

FS-4

Balance Sheet of Delmarva Power & Light Company as of June 30, 2004 (incorporated by reference to the filing of Delmarva Power & Light Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

FS-5	Balance Sheet of Conectiv Bethlehem, LLC as of June 30, 2004 (confidential treatment requested)
11.

Table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and Potomac Electric Power Company ("Pepco"), Delmarva Power & Light Company ("Delmarva"), Atlantic City Electric Company ("ACE") and Conectiv Energy Holding Company ("CEH").

As of June 30, 2004	PHI		Pepco		Delmarva		ACE		CEH
	Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%
Debt	6,127.7	65.9	1,283.5	54.2	668.5	52.7	1,148.1	69.4	*	*
Preferred Stock	108.2	1.2	80.3	3.4	21.7	1.7	6.2	0.4	*	*
Common Equity	3,068.4	33.0	1,002.3	42.4	578.2	45.6	500.2	30.2	*	*
Total Capitalization	9,304.3	100.0	2,366.1	100.0	1,268.4	100.0	1,654.5	100.0	*	*
*	Confidential treatment requested.
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12.

Retained earnings analysis of PHI consolidated, Pepco, Delmarva, ACE and CEH detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

($ millions)	PHI Consolidated	Pepco	Delmarva	ACE	CEH
Balance as of December 31, 2003	781.0	505.3	367.4	159.6	*
Net Income	141.6	35.6	42.3	33.1	*
Dividends:
Preferred Stock	0.0	(0.8)	(0.5)	(0.1)	*
Common Stock	(85.9)	(42.2)	(44.5)	(5.7)	*
Of Investment to PHI		(2.1)
Balance as of June 30, 2004	836.7	495.8	364.7	186.9	*
*	Confidential treatment requested.
13.	Information showing the calculation of the portion of PHI's loss attributable to the Merger.
Merger related costs expensed during period: None.
14.	Spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.
See attached Schedule 1.
15.	Registration statements filed under the Securities Act of 1933 with respect to securities that are subject to the Application.
Registrant	File No.	Filing Date	Purpose	Amount ($ millions)
Delmarva Power & Light Company	333-115879	5/26/04	Debt Securities	150

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16.	New Financing Subsidiaries established during period.
None.

PHI represents that its financial statements shall account for any Financing Subsidiary in accordance with GAAP and shall further disclose, with respect to any Financing Subsidiary, (i) the name of the subsidiary; (ii) the value of PHI's investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by PHI; (v) the type of corporate entity; (vi) the percentage owned by PHI; (vii) the identification of other owners if not 100% owned by PHI; (viii) the purpose of the investment in the subsidiary; and (ix) the amounts and types of securities to be issued by the subsidiary. To the extent any securities are issued by any entity in this file and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the applicable report filed under rule 24. PHI states that, regardless if any duty to file is triggered, PHI maintains sufficient internal controls to monitor the creation and use of any Financing Subsidiary.

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SIGNATURE

I, Karen G. Almquist, Assistant Treasurer of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

August 30, 2004	Pepco Holdings, Inc. /s/ Karen G. Almquist Karen G. Almquist Assistant Treasurer
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FS-2 Page 1 of 1
Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual June 30, 2004
ASSETS
Current Assets
Cash and cash equivalents	202.6
Accounts receivable	0.8
Notes receivable to associated companies	880.3
1,083.7
Investments and Other Assets
Investment in consolidated companies	4,208.2
Deferred income taxes	68.1
Other	14.9
4,291.2
Property, Plant and Equipment
Intangible assets	13.7
Less accumulated amortization	9.8
3.9

Total Assets	5,378.8
LIABILITIES AND OWNER'S EQUITY
Current Liabilities
Short-term debt	291.0
Accounts payable	1.2
Interest accrued	19.3
311.5

Long-Term Debt	1,998.8
Capitalization
Common stock	1.7
Additional paid-in capital	2,258.9
Other comprehensive loss	(28.4)
Treasury stock	(0.4)
Retained earnings	836.7
Total equity	3,068.5

Total capitalization	3,068.5

Total Capitalization and Liabilities	5,378.8
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FS-5 Page 1 of 1
Conectiv Bethlehem, LLC Balance Sheet (Dollars in Thousands) Unaudited
Actual June 30, 2004
ASSETS
Current Assets
Cash and cash equivalents	*
Accounts receivable to associated companies	*
Taxes receivable	*
Inventories fuel and materials	*
Other	*
*
Funds Held by Trustee	*
Property, Plant and Equipment
Property, plant and equipment	*
Less accumulated depreciation	*
*
Construction work-in-progress	*
*
Deferred Charges and Other Assets	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY
Current Liabilities
Short-term debt	*
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Other	*
*
Note Payable to Conectiv Energy Holding	*
Deferred Credits
Deferred income taxes	*
Derivative instruments	*
*
Note Payable to Conectiv Energy Holding	*
Capitalization
Common stock	*
Additional paid-in capital	*
Other comprehensive loss	*
Retained earnings	*
Total equity	*
Total capitalization	*
Total Capitalization and Liabilities	*
* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.
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Schedule 1
Federal Income Tax Allocation 2Q2004
Payment (to) from Subs
	Amount	Potomac Capital Inv. Corp Pymt To	Potomac Capital Inv. Corp Pymt From	Pepco Energy Services Pymt To	Pepco Energy Services Pymt From	Pepco Commun. Pymt To	Conectiv Pymt To	Conectiv Pymt From	Potomac Electric Power Pymt From	Pepco Holdings Pymt To
Potomac Capital Investment Corp.	*	*
Potomac Capital Joint Leasing Corp.	*	*
Potomac Capital Markets Corp.	*		*
PCI Energy Corporation	*	*
American Energy Corporation	*	*
Potomac Nevada Corporation	*		*
Potomac Nevada Leasing Corporation	*		*
Potomac Harmans Corporation	*		*
Potomac Nevada Investment, Inc.	*	*
Potomac Aircraft Leasing Corp.	*		*
Potomac Land Corporation	*
PCI Nevada Corporation	*	*
PCI Queensland Corporation	*	*
PCI-BT Investing L.L.C.	*		*
Pepco Technologies LLC	*
Potomac Delaware Leasing Corp.	*		*
Potomac Equipment Leasing Corp.	*		*
Pepco Energy Services, Inc.	*				*
Pepco Enterprises, Inc.	*
W.A. Chester, LLC	*				*
Energy & Telecommunications Services	*
Severn Cable/Severn Construction LLC	*			*
Pepco Communications, Inc.	*					*
Edison Capital Reserves Corporation	*
Conectiv	*						*
Delmarva Power & Light Company	*							*
Atlantic City Electric Company	*							*
PHI Operating Services Company	*							*
Delaware Operating Services Company	*						*
PHI Service Company	*
Conectiv Properties and Investments, Inc.	*							*
Conectiv Mid Merit, LLC	*						*
Conectiv Operating Services Company	*
DCTC-Burney, Inc.	*						*
Conectiv Energy Supply, Inc.	*						*
Conectiv Delmarva Generation, Inc.	*							*
Conectiv Atlantic Generation, L.L.C.	*						*
Conectiv Mid-Merit, Inc.	*						*
Conectiv Energy Holding Company	*						*
Conectiv Bethlehem, LLC	*						*
Conectiv Services, Inc.	*						*
Conectiv Communications, Inc.	*							*
Conectiv Pennsylvania Generation, Inc.	*						*
Pedrick Gen., Inc.	*						*
Atlantic Southern Properties, Inc.	*							*
Atlantic Generation, Inc.	*						*
Vineland Ltd., Inc	*							*
Vineland General, Inc.	*							*
Binghamton Limited, Inc.	*						*
Binghamton General, Inc.	*						*
ATE Investment, Inc.	*						*
Conectiv Solutions LLC	*							*
Conectiv Thermal Systems, Inc.	*							*
Atlantic Jersey Thermal Systems, Inc.	*							*
Conectiv Pennsylvania Generation, LLC	*						*
King Street Assurance Ltd.	*							*
Potomac Electric Power Company	*								*
Pepco Holdings, Inc.	*									*
TOTAL	*	*	*	*	*	*	*	*	*	*
* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.
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